Exhibit 21.1

List of Subsidiaries of

Revolution Medicines, Inc.

Name	Jurisdiction of Incorporation or Organization
Warp Drive Bio, Inc.	Delaware
EQRx, LLC	Delaware
EQRx UK Limited	England and Wales
EQRx International, Inc.	Delaware
Verum Norte Therapeutics, Inc.	Delaware